UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2016

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION; DISCLOSURE OF

CHANGES IN BOARD COMPOSITION AND AUDITORS

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”), hereby furnishes the Commission with copies of the following information concerning our public disclosures regarding our results of operations for the quarter ended June 30, 2016. The following financial information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On July 19, 2016, we announced our results of operations for the three months ended June 30, 2016. We issued a press release announcing our results under IFRS. We also announced the retirement of Dr. Jagdish N. Sheth from the Company’s Board of Directors, effective July 18, 2016, and the resignation of Mr. Vyomesh Joshi from the Company’s Board of Directors, effective July 19, 2016. Additionally, we announced the decision of the Company’s Board of Directors, upon recommendation from the Audit Committee, to appoint Deloitte Haskins & Sells LLP as the Company’s statutory auditors for a term of five years, commencing from the financial year 2017-18. This change in appointment is required by Section 139 of the Companies Act, 2013 and the Rules thereunder and is subject to the approval of the shareholders of the Company. A copy of such press release is attached to this Form 6-K as Item 99.1.

On July 19, 2016, we held a press conference to announce our results. The presentation made by the registrant at the press conference is attached to this Form 6-K as Item 99.2.

We placed advertisements in certain Indian newspapers concerning our results of operations for the three months ended June 30, 2016 under IFRS. A copy of the form of this advertisement is attached to this Form 6-K as Item 99.3.

We make available on our website the Condensed Consolidated Interim Financial Statements as of and for the three months ended June 30, 2016 under IFRS. A copy of such financial statements are attached to this Form 6-K as Item 99.4.

We filed with stock exchanges in India a statement of statutorily audited consolidated financial results for the quarter ended June 30, 2016 under IFRS. A copy of such financial statements is attached to this Form 6-K as Item 99.5.

We filed with stock exchanges in India a datasheet containing operating metrics for the quarter ended June 30, 2016. A copy of such data sheet is attached to this Form 6-K as Item 99.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED

/s/ Jatin Pravinchandra Dalal

Jatin Pravinchandra Dalal
Chief Financial Officer

Dated: July 25, 2016

INDEX TO EXHIBITS

Item

99.1	IFRS Press Release

99.2	Presentation made by the Company at the Press Conference on July 19, 2016

99.3	Form of Advertisement Placed in Indian Newspapers

99.4	Condensed Consolidated Interim Financial Statements under IFRS

99.5	Statutorily Audited Consolidated Financial Results filed with stock exchanges in India

99.6	Data sheet containing operating metrics filed with stock exchanges in India